Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Announces Second Half and Full Year Financial Results for Fiscal 2019

Jinjiang, Fujian Province, China, May 20, 2020 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the second half and fiscal year ended December 31, 2019.

Second Half 2019 Summary

▪	Revenue was RMB 150.2 million (US$ 21.4 million) as compared to RMB 142.6 million (US$ 20.8 million) for the same period of 2018.

▪	Net profit was RMB 183.7 million (US$ 26.1 million) as compared to a net loss of RMB 346.8 million (US$ 50.6 million) for the same period of 2018.

▪	Earnings per share were RMB 30.67 (US$ 4.36) as compared to a loss per share of RMB 75.95 (US$ 11.07) for the same period of 2018.

▪	Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), deducting for non-cash deductions, was RMB 8.0 million (US$ 1.1 million), as compared to RMB 10.3 million (US$ 1.5 million) for the same period of 2018.

Operating Results for Second Half 2019 were Affected by the Following Significant Items:

▪	In October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018.

▪	A provision for a reversal of inventory impairment was RMB 56.8 million (US$ 8.1 million) as compared to an inventory impairment of RMB 56.0 million (US$ 8.2 million) for the same period of 2018.

▪	A provision for a reversal of bad debt was RMB 125.2 million (US$ 17.8 million) as compared to bad debt of RMB 210.1 million (US$ 30.6 million) for the same period of 2018.

Ms. Meishuang Huang, Chief Executive Officer of China Ceramics, commented, “During the second half of 2019, we continued to experience challenging market conditions as we did in the same period of 2018. However, as a result of a 15% average price decrease of our products in October 2019, our revenue increased modestly in the second half of 2019 due to a robust increase in our sales volume.”

“For fiscal year 2019, we utilized production facilities capable of producing 12.4 million square meters of ceramic tiles per year out of our effective total annual production capacity of 51.6 million square meters of ceramic tiles. Consistent with our practices in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment to keep our operating costs low. We intend to bring additional capacity online as the business environment improves.”

“In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China which the World Health Organization has declared a global pandemic. The pandemic disrupted supply chains and affected production and sales across a range of industries in China as a result of quarantines, facility closures, travel and logistics restrictions and related public health orders. Consequently, we experienced a significant adverse effect of the pandemic on our business in the first four months of 2020. Although our manufacturing plants are now fully operational, our production was halted due to the pandemic for most of the month of February. The disruption of normal business activity has resulted in a reduced demand for our products as evidenced by a high number of purchase order cancellations which have resulted in reduced sales.”

“However, in the long-term we believe that our building materials sector will continue to benefit from growth in the real estate sector due to continued urbanization and its importance to China’s domestic growth. Further, we believe that local governments will take measures to stimulate property sales and pent-up consumer demand for residential properties due to the coronavirus will ultimately benefit our building materials sector,” concluded Ms. Huang.

Six Months Results Ended December 31, 2019

Revenue for the six months ended December 31, 2019 was RMB 150.2 million (US$ 21.4 million), a 5.3% increase from RMB 142.6 million (US$ 20.8 million) for the same period of 2018. The year-over-year increase in revenue was due to (i) the 25.5% increase in our sales volume to 6.3 million square meters of ceramic tiles for the second six months of 2019 compared to 5.0 million square meters of ceramic tiles for the same period of 2018, offset by (ii) the 16.0% decrease in average selling price to RMB 24.0 (US$ 3.41) for the second six months of 2019 from RMB 28.6 (US$ 4.05) for the same period of 2018.

Gross profit for the six months ended December 31, 2019 was RMB 66.0 million (US$ 9.4 million), as compared to gross loss of RMB 46.0 million (US$ 6.7 million) for the same period of 2018. The gross profit margin was 44.0% as compared to a 32.3% gross loss margin for the same period of 2018. The increase in gross profit margin for the six months ending December 31, 2019 was due to the 25.5% increase in sales volume.

Other income for the six months ended December 31, 2019 was RMB 7.5 million ($1.1 million), equivalent to the RMB 7.5 million ($1.1 million) for the comparable period of 2018. Other income primarily consists of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses for the six months ended December 31, 2019 were RMB 5.6 million (US$ 0.8 million), a slight increase from RMB 5.3 million (US$ 0.8 million) for the comparable period of 2018.

Administrative expenses for the six months ended December 31, 2019 were RMB 9.2 million (US$ 1.3 million), as compared to RMB 7.5 million (US$ 1.1 million), for the same period of 2018. The increase in administrative expenses was primarily due to increased start-up and related expenses from our newly incorporated entities.

Bad debt expense for the six months ended December 31, 2019 entailed a reversal of bad debt of RMB 125.2 million (US$ 17.8 million), as compared to bad debt expense of RMB 210.1 million (US$ 30.6 million) for the same period of 2018. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve our bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) for the six months ended December 31, 2019 was RMB nil (US$ nil) as compared to RMB 85.0 million (US$ 12.9 million) for the same period of 2018.

Other expenses for the six months ended December 31, 2019 were RMB nil (US$ nil), as compared to RMB 0.2 million (US$ 0.03 million) for the same period of 2018. The decrease in other expenses was mainly due to a decrease in depreciation expense resulting from the impairment of fixed assets and land use rights that occurred in the six months ended December 31, 2018.

Net profit for the six months ended December 31, 2019 was RMB 183.7 million (US$ 26.1 million), as compared to a net loss of RMB 346.8 million (US$ 50.6 million) for the same period of 2018. The increase in net income was mainly due to the increase in gross profit, the decrease in bad debt expense (the reversal of bad expense) and nil loss from asset devaluation for the six months ended December 31, 2019 as compared to an impairment of non-current assets of RMB 56.0 million (US$ 8.2 million) in the same period of 2018.

Profit per basic share and fully diluted share for the six months ended December 31, 2019 were RMB 30.67 (US$ 4.36), as compared to loss per basic and fully diluted share of RMB 75.95 (US$ 11.07) for the same period of 2018.

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 8.0 million (US$ 1.1 million) for the six months ended December 31, 2019, adjusted for the non-cash operating lease charge, the inventory impairment provision, and bad debt expense, as compared to RMB 10.2 million (US$ 1.5 million), adjusted for the write-off of fixed assets, slow-moving inventory and bad debt expense for the same period of 2018.

Full Year 2019 Financial Results

Revenue for the year ended December 31, 2019 was RMB 327.6 million (US$ 47.4 million), as compared to RMB 498.2 million (US$ 75.4 million) for the year ended December 31, 2018. Gross profit was RMB 81.3 million (US$ 11.8 million), as compared to gross loss of RMB 1.2 million (US$ 0.2 million) for the same period of 2018. The gross profit margin was 24.8%, as compared to a 0.2% gross loss margin for the same period of 2018. Other income was RMB 14.6 million (US$ 2.1 million), equivalent to RMB 14.6 million (US$ 2.2 million) for the same period of 2018. Selling expenses were RMB 11.3 million (US$ 1.6 million), as compared to RMB 11.0 million (US$ 1.7 million) for the same period of 2018. Administrative expenses were RMB 25.1 million (US$ 3.6 million), as compared to RMB 18.0 million (US$ 2.7 million) for the same period of 2018. Bad debt expense was RMB 68.7 million (US$ 9.9 million), as compared to RMB 316.4 million ($47.9 million) for the same period of 2018. Loss from asset devaluation resulting from an impairment of non-current assets was RMB nil (US$ nil), as compared to RMB 85.0 million (US$ 12.9 million) for the same period of 2018. Other expenses were RMB nil (US$ nil), as compared to RMB 1.5 million (US$ 0.2 million) in the same period of 2018. Net loss for the year ended December 31, 2019 was RMB 9.5 million (US$ 1.4 million), as compared to a net loss of RMB 418.7 million (US$ 63.4 million) for the same period of 2018. Loss per share on a basic and fully diluted basis were RMB 1.56 (US$ 0.23) for the year ended December 31, 2019, as compared to basic and fully diluted loss per share of RMB 93.18 (US$ 14.10), for the same period of 2018. Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 14.9 million (US$ 2.2 million), adjusted for the non-cash operating lease charge, inventory impairment provision, and bad debt expense, as compared to RMB 50.5 million (US$ 7.6 million), adjusted for the write-off of fixed assets, slow-moving inventory, and bad debt expense for the same period of 2018.

Statements of Selected Financial Position Items for the Fiscal Year Ended 2019

▪	Cash and bank balances were RMB 8.2 million (US$ 1.2 million) as of December 31, 2019, compared with RMB 9.0 million (US$ 1.3 million) as of December 31, 2018.

▪	Inventory turnover was 217 days as of December 31, 2019, as compared to 117 days as of December 31, 2018. The increase in inventory turnover days was primarily due to the 27.0% decrease in our sales volume for fiscal year 2019 as compared to the fiscal year 2018 and the reversal of an inventory impairment provision in fiscal 2019. We recorded a reversal of an inventory impairment provision of RMB 56.8 million (US$ 8.2 million) in fiscal 2019 while we recorded an inventory impairment provision of RMB 56.0 million (US$ 8.2 million) in fiscal 2018. We believe that the value of our current inventories is realizable.

▪	Trade receivables turnover, net of value added tax, was 194 days as of December 31, 2019, as compared with 233 days as of December 31, 2018. The decrease in trade receivables turnover was primarily due to the improved collection of our trade receivables.

▪	Trade payables turnover, net of value added tax, was 30 days as of December 31, 2019 as compared with 26 days as of December 31, 2018. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 3.5 million (US$ 0.5 million) for the six months ended December 31, 2019, as compared to cash used in operating activities of RMB 2.4 million (US$ 0.3 million) in the same period of 2018. The increase in cash outflow was mainly due to increased cash outflow on inventories and decreased cash inflow on trade receivables which was partly offset by decreased cash outflow on trade payables.

Cash flow used in investing activities was RMB 2.8 million (US$ 0.4 million) for the six months ended December 31, 2019, as compared to cash flow used in investing activities of RMB 1.7 million (US$ 0.3 million) for the same period of 2018. The increase of cash outflow was mainly due to the increase in restricted cash.

Cash flow generated from financing activities was RMB 5.1 million (US$ 0.8 million) for the six months ended December 31, 2019, as compared to cash flow generated from financing activities of RMB 7.5 million (US$ 1.1 million) in the same period of 2018. The decrease in cash inflow of financing activities is due to the decrease in equity financing in fiscal 2019 as compared to fiscal 2018.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 6.4 million square meters of ceramic tiles for the six months ended December 31, 2019 and 12.4 million square meters of ceramic tiles for fiscal 2019 out of a total annual production capacity of 51.6 million square meters.

Our Hengda facility has an annual production capacity of 22.8 million square meters of ceramic tiles as a result of two old furnaces having been put out of use at the facility. The Company utilized production capacity at our Hengda facility capable of producing 2.9 million square meters of ceramic tiles for the six months ended December 31, 2019.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party). We utilized production capacity at our Hengdali facility capable of producing 3.5 million square meters of ceramic tiles for the six months ended December 31, 2019.

We intend to bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2020 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In an effort to bolster sales, in October 2019 we decreased the pricing of our ceramic tile products by an average of 15%. As a result, our sales volume increased by 26.0% in the second half of 2019 which resulted in a 5.3% increase in sales for the six months ended December 31, 2019 on a year-over-year basis. We viewed this as encouraging as it signaled slightly improving market conditions for the six-month period since a decrease in our product pricing affected the demand for such products. Conversely, in July of 2018 we decreased the pricing of our ceramic tile products by an average of 10% but our sales volume declined which evidenced deteriorating market conditions.

In order to supplement and expand our current market reach, in 2019 we announced plans to enter the ceramic tile market in Southeast Asia to capitalize upon the increased level of the region’s new building construction while its climate conditions make it an ideal fit for many of our ceramic tile products. Although this effort was temporarily halted due to the coronavirus pandemic, we have redeployed this strategy with the goal to diversify our business by generating revenue outside of China.

A key element of this diversification strategy is to bolster our research and development efforts in order to expand our market. Last year, we developed a new type of exterior ceramic tile designed to cool temperatures of buildings which, once fully tested and certified as planned for this summer, will target the Southeast Asia market.

We are also focused upon diversifying our operational capabilities to fuel our growth. We formed a new subsidiary, Chengdu Future Talented Management and Consulting Co, Ltd., which provides computer server consulting that includes on-site training and online problem-solving to maintain computer systems and internet connectivity, engage in troubleshooting and repair as needed, and to provide overall technical support. Although we expect this subsidiary to contribute only a modest amount of revenue in 2020, we believe that this venture represents a substantial growth sector which could lead to additional high technology growth opportunities.

Because of the significant uncertainties surrounding the COVID-19 pandemic, the related financial impact on the year 2020 cannot be reasonably ascertained at this time. The pandemic disrupted supply chains and affected production and sales across a range of industries in China as a result of quarantines, facility closures, travel and logistics restrictions and related public health orders. Although our manufacturing capabilities have resumed normal operations, our production was halted for most of the month of February and our logistics functions are still lagging due to certain regions that remained closed through April. Consequently, we anticipate that our sales orders will be significantly reduced for the first four months of 2020 as compared to the same period in 2019.

As reported, China’s economy declined 6.8% in the first quarter of 2020 following many years of high growth. Although factories across China have restarted, many of its international global markets are still in lockdown and business has not yet returned to normal. It remains to be seen what the economic recovery in China will look like for the rest of 2020 and what stimulus programs the central Government might enact.

In terms of the real estate and construction sectors, the deleveraging of China’s property developers could continue in 2020 as occurred in 2019 due to limited borrowing and resulting cash flow issues. Also, new home sales declined by an estimated 90% from a year ago during the period of China’s lockdown as potential buyers were not able to view properties. However, early sales data indicates that pent-up demand has already resulted in substantial buying activity as consumers are eager to secure properties in China’s major cities. In addition, some restrictive measures have been loosened in different cities to support the housing market. As previously noted, China’s real estate sector has been resilient over time and has been a key driver of China’s economic growth.

Notwithstanding the above-referenced macroeconomic challenges, we believe that the long-term fundamentals of the real estate and construction sectors remain intact and these fundamentals will emerge as business conditions normalize. China’s urbanization trend continues to underpin its economic growth and the need for housing leads to a sustained demand for our building materials products. We believe that we have a competitive advantage in our sector due to our innovation, brand name recognition and our ability to meet our customers’ needs.

This business outlook reflects the Company's current and preliminary views, and is based on the information currently available to us, which are subject to change and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on May 20, 2020. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-1666. The conference participant pass code is 1653008. A replay of the conference call will be available for 14 days starting from 11:00 am ET on May 20, 2020. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 1653008 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.9618 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.9081 for the P&L accounts for the year ended December 31, 2019, and US$1.00 = RMB 7.0296 for the P&L accounts for the six months ended December 31, 2019. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2019. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2019 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2019 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

NON-GAAP FINANCIAL MEASURES

This press release contains financial measures and guidance which are considered "non-GAAP" financial measures under applicable SEC rules and regulations. As described below, the Company’s management believes that in order to properly understand its short-term and long-term financial trends, including period over period comparisons of the Company's operations, investors may find it useful to exclude the effect of certain charges or gains that contribute to or reduce earnings but that result from transactions or events that management believes may or may not recur with similar materiality or impact to operations in future periods. The Company generally uses such measures to facilitate management's review of the operational performance of the Company. For more detail on these measures and reconciliation of such measure to the most comparable IFRS financial measures, please refer to page 15 of this release.

FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2019	As of December 31, 2018
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	5	35	46
Investment property, net	-	-	-
Land use rights, net	-	-	-
Deferred tax assets	-	-	-
Total noncurrent assets	5	35	46

CURRENT ASSETS
Right-of-use assets, net	729	5,078	-
Inventories, net	23,743	165,296	127,346
Trade receivables, net	25,428	177,023	224,114
Other receivables and prepayments	293	2,036	4,673
Taxes receivable	261	1,818	27
Restricted Cash	400	2,785	1,719
Cash and bank balances	1,180	8,212	9,016
Total current assets	52,034	362,248	366,895

CURRENT LIABILITIES
Trade payables	3,243	22,577	24,329
Unearned revenue	89	619	-
Accrued liabilities and other payables	3,353	23,342	25,894
Amounts owed to related parties	5,202	36,217	36,203
Lease liabilities	832	5,793	-
Taxes payable	121	842	4,497
Total current liabilities	12,840	89,390	90,923

NET CURRENT ASSETS	39,194	272,858	275,972

NET ASSETS	39,199	272,893	276,018

EQUITY
Share capital	57	397	306
Reserves	39,142	272,496	275,712
Total stockholders' equity	39,199	272,893	276,018

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six months ended December 31,
	2019		2018
	US'000	RMB'000	RMB'000

Net sales	21,360	150,150	142,559

Cost of goods sold	11,969	84,136	188,570

Gross profit (loss)	9,391	66,014	(46,011)

Other income	1,070	7,524	7,549
Selling and distribution expenses	(804)	(5,649)	(5,334)
Administrative expenses	(1,312)	(9,226)	(7,516)
Bad debt expense	17,810	125,199	(210,058)
Loss from assets devaluation	-	-	(85,021)
Finance costs	(22)	(158)	-
Other expenses	-	-	(168)

Profit (loss) before taxation	26,133	183,704	(346,559)

Income tax expense	4	29	(209)

Profit (loss) attributable to shareholders	26,129	183,675	(346,768)

Earnings (loss) per share
Basic (RMB)	4.36	30.67	(75.95)
Diluted (RMB)	4.36	30.67	(75.95)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE

	Six months ended December 31,
	2019	2018
Sales volume (square meters)	6,264,778	4,993,244
Average Selling Price (in RMB/square meter)	23.97	28.55

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2019	2018
	USD'000	RMB'000	RMB'000

Net sales	47,420	327,581	498,189

Cost of goods sold	35,647	246,255	499,355

Gross profit (loss)	11,773	81,326	(1,166)

Other income	2,119	14,636	14,637
Selling and distribution expenses	(1,639)	(11,321)	(11,026)
Administrative expenses	(3,635)	(25,111)	(17,990)
Bad debt expense	(9,939)	(68,660)	(316,438)
Loss from assets devaluation	-	-	(85,021)
Finance costs	(46)	(315)	-
Other expenses	-	-	(1,461)

Loss before taxation	(1,367)	(9,445)	(418,465)

Income tax expense	8	56	(209)

Loss attributable to shareholders	(1,375)	(9,501)	(418,674)

Other comprehensive loss	-	-	-
Exchange differences on translation of financial statements of foreign operations	17	118	(807)

Total comprehensive loss for the year	(1,358)	(9,383)	(419,481)

Loss per share
Basic (RMB)	(0.23)	(1.56)	(93.18)
Diluted (RMB)	(0.23)	(1.56)	(93.18)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE

	Years ended December 31,
	2019	2018

Sales volume (square meters)	12,888,598	17,653,219
Average Selling Price (in RMB/square meter)	25.42	28.22

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months ended December 31,
		2019	2018
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	26,133	183,704	(346,559)
Adjustments for
Amortization of land use rights	-	-	54
Operating Lease charge	867	6,093	-
Depreciation of property, plant and equipment	1	6	5,747
Amortization of prepaid expenses	381	2,677	-
Gain on disposal of property, plant and equipment	-	-	-
Write down of inventories ( reversal of inventory provision)	(8,075)	(56,766)	55,973
Bad debt provision of trade receivables	(17,810)	(125,198)	210,058
Loss from assets devaluation	-	-	85,021
Share based compensation	45	318	321
Interest expense	22	158	-
Operating cash flows before working capital changes	1,564	10,992	10,615
Increase (decrease) in inventories	(2,420)	(17,009)	421
Decrease in trade receivables	3,837	26,976	45,219
Decrease in other receivables and prepayments	231	1,621	5,555
Decrease in trade payables	(2,721)	(19,126)	(57,549)
Increase in unearned revenue	88	619	-
Decrease in taxes payable	(449)	(3,154)	(412)
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(624)	(4,388)	(6,244)
Cash used in operations	(494)	(3,469)	(2,395)
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash used in operating activities	(494)	(3,469)	(2,395)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(396)	(2,785)	(1,719)

Net cash used in investing activities	(396)	(2,785)	(1,719)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital for equity financing	716	5,033	7,310
Warrants exercised	6	41	-
Advance from related parties	2	14	186

Net cash generated from financing activities	724	5,088	7,496

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(166)	(1,166)	3,382
CASH & EQUIVALENTS, BEGINNING OF PERIOD	1,392	9,445	6,042
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(46)	(67)	(408)

CASH & EQUIVALENTS, END OF PERIOD	1,180	8,212	9,016

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2019	2018
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(1,368)	(9,445)	(418,465)
Adjustments for
Amortization of land use rights	-	-	108
Operating lease charge	1,763	12,187	-
Depreciation of property, plant and equipment	2	12	11,500
Amortization of prepaid expenses	387	2,677	-
Gain on disposal of property, plant and equipment	-	-	-
Write down of inventories (reversal of inventory provision)	(8,217)	(56,766)	55,973
Bad debt provision of trade receivables	9,939	68,661	316,438
Loss from assets devaluation	-	-	85,021
Share based compensation	91	627	619
Interest expense	46	315	-
Operating cash flows before working capital changes	2,643	18,268	51,194
Decrease in inventories	2,724	18,817	8,347
Decrease in trade receivables	(3,122)	(21,570)	(23,309)
Increase in other receivables and prepayments	(6)	(40)	(2,521)
Decrease in trade payables	(254)	(1,753)	(36,755)
Increase in unearned revenue	90	619	-
Increase (decrease) in taxes payable	(796)	(5,502)	635
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(369)	(2,552)	(3,825)
Cash generated from (used in) operations	910	6,287	(6,234)
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash generated from (used in) operating activities	910	6,287	(6,234)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	-	-	-
Proceed from disposal of property, plant and equipment	-	-	-
Increase in restricted cash	(154)	(1,066)	(1,719)

Net cash used in investing activities	(154)	(1,066)	(1,719)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,013)	(13,902)	-
Insurance of share capital for equity financing	729	5,033	15,262
Warrants exercised	427	2,948	-
Advance from related parties	2	14	186

Net cash generated from (used in) financing activities	(855)	(5,907)	15,448

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(99)	(686)	7,495
CASH & EQUIVALENTS, BEGINNING OF YEAR	1,311	9,016	2,328
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(32)	(118)	(807)

CASH & EQUIVALENTS, END OF YEAR	1,180	8,212	9,016

About Non-GAAP Financial Measures

In addition to China Ceramics’ consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides certain non-IFRS financial measures (referred to as the “non-GAAP financial measures”) for the second half and full fiscal years ending December 31, 2018 and December 31, 2019, respectively, from their comparable IFRS measures. Such non-GAAP financial measures are offered to supplement the Company’s audited financial statements, this earnings release and the accompanying tables and include EBITDA and Adjusted EBITDA.

EBITDA is calculated as earnings before interest, tax, depreciation and amortization (EBITDA). Adjusted EBITDA is calculated as EBITDA less loss from noncash operating lease charge, asset devaluation, inventory write-down and bad debt expense. Both are measures of the Company’s operating performance.

The Company uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors in evaluating the Company’s ongoing operational performance. In addition, the Company believes that these non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for results under IFRS, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company has provided a reconciliation of these non-GAAP financial measures to the most directly comparable IFRS financial measure below as adjusted for the periods indicated:

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)
Six months ended December 31, 2019 and December 31, 2018
(all figures in 000’s)

	2019		2018
	RMB	USD	RMB	USD
Net income (loss)	183,675	26,129	(346,768)	(50,562)
Interest expense	158	22	-	-
Interest income	(26)	(4)	(36)	(5)
Income tax expense	29	4	209	30
Depreciation and amortization expense	6	1	5,801	846

EBITDA	183,842	26,152	(340,794)	(49,691)

Loss from asset devaluation (2)	-	-	85,021	12,397
Inventory write-down (reversal) (3)	(56,766)	(8,075)	55,973	8,161
Bad debt expense (reversal) (4)	(125,199)	(17,810)	210,058	30,628
Operating lease charge (5)	6,093	867	-	-
Adjusted EBITDA	7,970	1,134	10,258	1,495

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization
(2) Non-cash write-down of fixed assets and land use rights
(3) Non-cash inventory write-down
(4) Non-cash write-off of bad debt expense
(5) Non-cash operating lease charge (depreciation of right-of-use assets)

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to Adjusted EBITDA (1)
Years ended December 31, 2019 and December 31, 2018
(all figures in 000’s)

	2019		2018
	RMB	USD	RMB	USD
Net loss	(9,501)	(1,375)	(418,674)	(63,358)
Interest expense	315	46	-	-
Interest income	(72)	(10)	(36)	(5)
Income tax expense	56	8	209	32
Depreciation and amortization expense	12	2	11,608	1,757

EBITDA	(9,190)	(1,329)	(406,893)	(61,574)

Loss from asset devaluation (2)	-	-	85,021	12,866
Inventory write-down (reversal) (3)	(56,766)	(8,217)	55,973	8,470
Bad debt expense (4)	68,660	9,939	316,438	47,887
Operating lease charge (5)	12,187	1,764	-	-

Adjusted EBITDA	(14,891)	(2,157)	50,539	7,649

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization
(2) Non-cash write-down of fixed assets and land use rights
(3) Non-cash inventory write-down
(4) Non-cash write-off of bad debt expense
(5) Non-cash operating lease charge (depreciation of right-of-use assets)

Source: China Ceramics Co., Ltd.

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